Exhibit 3.1

AMENDMENT TO THE BY-LAWS OF THE HERSHEY COMPANY

Article III – Board of Directors

Section 1. Number and Term of Office. The number of directors may be changed at any time and from time to time by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors, or by a resolution of the Board of Directors, except that no decrease in the number of directors shall shorten the term of any director in office at the time of such decrease unless such director is specifically removed pursuant to Article Fourth, Section B.2.d. of the Company’s Restated Certificate of Incorporation. Each director shall continue in office until his or her successor shall have been elected and qualified, or until his or her earlier resignation or removal.